Exhibit 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended March 31, 2004

(In thousands)

Earnings
Income before interest expense	$15,732
ATC equity earnings	(1,096)
Income before interest expense, net of ATC equity earnings	14,636
Add:
Income tax items	8,108
Income tax on other income	325
Income distribution from equity investee	674
AFUDC - borrowed funds	56
Interest on rentals*	211
Amortization of debt discount	130
Total Earnings Before Interest and Taxes	$24,140

Fixed Charges
Interest on long-term debt	$2,815
Amortization of debt discount	130
Other interest	38
Interest on rentals*	211
Total Fixed Charges	$3,194

Ratio of Earnings to Fixed Charges	7.56x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.